Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth elsewhere in this report.

Overview

We are not a Chinese operating company but rather a holding company incorporated in Cayman Islands. As a holding company with no material operation of our own, we conduct a substantial majority of our operation through our wholly owned subsidiary, Beijing Zhongchao Zhongxing Technology Limited, a PRC company (“Zhongchao WFOE”) and a variable interest entity in China, Zhongchao Medical Technology (Shanghai) Co., Ltd. (“Zhongchao VIE”) and its subsidiaries. Due to the existing VIE agreements between Zhongchao WFOE and Zhong VIE, we are able to consolidate the financial results of Zhongchao VIE under the U.S. GAAP, however, we do not hold equity interest in Zhongchao VIE.

Zhongchao VIE, together with its subsidiaries, is a provider of healthcare information, education, and training services to healthcare professionals and the public in China. They offer a wide range of online and onsite health information services, healthcare education programs, and healthcare training products, consisting primarily of clinical practice training, open classes of popular medical topics, interactive case studies, academic conference and workshops, continuing education courses, and articles and short videos with educational healthcare content to healthcare professionals as well as the public.

Zhongchao VIE commenced operation in August 2012 with a vision to offer a wide range of accessible and immediate healthcare information and continuous learning and training opportunities for Chinese healthcare professionals. Since its inception, Zhongchao VIE has been focused on developing information, education, and training programs to address the needs in the healthcare industry in China; and developing online platforms and onsite activities to deliver its information services, education programs and training products.

Zhongchao VIE provide healthcare information, education, and training services to the healthcare professionals under “MDMOOC” brand. As of the date of this report, its MDMOOC online platform has more than 680,000 registered users and a database of more than 2 million healthcare experts including over 700,000  physicians, and 1,300,000 allied healthcare professionals in medical academics, associations, and leading hospitals who constantly collaborate with Zhongchao VIE to develop training programs on needed basis.

Zhongchao VIE provides its healthcare educational content to the public via its “Sunshine Health Forums”, which, based on the amount of the registered users and daily review volume, we believe is one of the largest platform in China, for general healthcare knowledge and information to the public. In July 2020, Zhongchao VIE launched   focused patient management services to hospitals, pharmacies, pharmaceutical enterprises and non-profit organizations and insurance companies via “Zhongxun”. In May 2021, Zhongchao VIE launched patient management service on the professional field of tumor and rare diseases via “Zhongxin”.

Commencing from the fourth quarter of 2018, in addition to providing training and education courses through its platforms, Zhongchao VIE have been engaged by certain customers on a project basis to establish individual columns on its MDMOOC online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Most of the drug treatments are cancer-related or rare disease-related. Zhongchao VIE establishes online columns to facilitate qualified patients to obtain free drug treatment from non-profit organizations (“NFPs”) till the earlier of the expiration of contract period or the free drugs are completely delivered. For each column, its plugs in features to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information (such programs with new plug-in features are hereinafter referred as the “patient-aid projects”). Those customers are its existing customers. They provide those drugs sponsored by pharmaceutical companies without charge to qualified patients and Zhongchao VIE charges those customers on its services in connection with the online columns and related training and management. In this way, Zhongchao VIE can not only facilitate the clinical application of those drugs, but also can benefit patients.

As of the date of this report, Zhongchao VIE has established nearly 20 columns for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 4 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, and systemic lupus erythematosus. The total number of patients covered under this patient-aid project has reached nearly 45,000 by the end of 2020. Zhongchao VIE launched another 3 or 4 columns for the treatment of rare diseases, including Fabry disease and Gaucher disease in mid-2020. We expect the numbers of columns for both cancer-related treatment and treatment of rare diseases to increase by the end of 2021, covering an aggregate of nearly 65,000 patients.

Recent developments

In January 2021, Zhongchao VIE co-sponsored the National Annual Conference for Standardized Liver Cancer Diagnosis and Treatment with China Association of Health Promotion and Education and Chinese Society of Liver Cancer.

In April 2021, Zhongchao VIE renewed its partnership with the China Association for Health Promotion and Education and GlaxoSmithKline (China) Investment Limited to continue the medical education program “Pulmonary Arterial Hypertension Online Course – Connections with Famous Hospitals” in 2021.

In May 2021, Zhongchao VIE launched the patient management service focusing on the professional field of tumor and rare disease operated through its subsidiary Shanghai Zhongxin Medical Technology Co., Ltd. (“Zhongxin”).

In July 2021, Zhongchao VIE established a new subsidiary Ningxia Zhongxin Internet Hospital Co., Ltd. (“Zhongxin Ningxia”) under Zhongxin.  Zhongxin Ningxia builds an internet hospital focusing on inpatient management services. It is another important initiative for Zhongchao’s patient management business since the launch of patient management service on the professional field of tumor and rare diseases in May 2021.

In August 2021, Zhongchao VIE launched Treatment Outcome Oriented DOT Management System to accelerate the development of patient management business, meeting the increasing demand in tumor and rare disease patient management market.

In September 2021, Zhongchao VIE established Hematological Tumor Patient Care Center, continuing to improve our business ecology in tumor patient management and further expanding to out-of-hospital market. The out-of-hospital market includes extensive online and onsite retail pharmacies and private institutions such as private hospitals and private clinics.

In September 2021, Zhongchao VIE launched a multidisciplinary treatment (“MDT”) clinical thinking training platform for hematology (“Hematology MDT Platform”). The Hematology MDT Platform provides clinicians with a channel to learn multidisciplinary thinking skills online, in order to improve diagnosis and treatment and further the efficiency of treatment. MDT is a medical service model in which multidisciplinary specialists discuss cases of a certain disease or a systemic disease and then develop an optimal treatment plan for the patient taking into considerations of opinions from all disciplines. Experienced physicians are essential and needed to organize and implement the MDT model as the model requires standardized multidisciplinary collaboration with high-level patient participation.

Zhongchao VIE’s business operations could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus known as COVID-19. Zhongchao VIE’s corporate headquarter is located in Shanghai, China, where any outbreak of contagious diseases and other adverse public health developments could be adverse on the Company’s business operations.

Key Factors that Affect Operating Results

We believe that the principal competitive factors in Zhongchao VIE’s markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing, scalability of infrastructure and price. The combination of Zhongchao VIE’s large user base, professional database and high quality education content position it to be a leading provider of healthcare information, education, and training services to meet the needs of healthcare organizations and professionals and will continue to contribute to our growth and success.

We believe the following factors drive Zhongchao VIE’s success:

-	Acknowledged by leading pharmaceutical enterprises
-	Reliable Professional Content Production
-	Well Organized and Easy-To-Use Websites and Apps

A.	Results of Operations

The following table sets forth a summary of our condensed consolidated results of operations for the periods presented. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Six Months Ended June 30,
	2021	2020
	(unaudited)	(unaudited)
Revenues	$8,615,572	$8,462,250
Cost of revenues	(3,147,596)	(2,840,759)
Gross Profit	5,467,976	5,621,491

Operating Expenses
Selling and marketing expenses	(1,957,522)	(1,725,651)
General and administrative expenses	(2,235,044)	(1,611,364)
Research and development expenses	(416,077)	(404,111)
Total Operating Expenses	(4,608,643)	(3,741,126)

Income from Operations	859,333	1,880,365

Interest income, net	65,795	78,360
Other income, net	119,043	3,846
Income Before Income Taxes	1,044,171	1,962,571

Income tax expenses	(42,612)	(522,479)

Net Income	$1,001,559	$1,440,092

Revenues

We generate revenues from pharmaceutical enterprise customers and NFP from design and production of online medical courses, organizing offline medical training services, consulting and academic support services and assistance services for patient-aid projects.

For the six months ended June 30, 2021, revenues increased by $0.16 million, or 1.8%, to $8.62 million from $8.46 million for the same period of last year. Our revenues remained stable between the periods.

Cost of revenues

Cost of revenues was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars   and patient-aid projects, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide online and offline seminars, and  salary and welfare expenses incurred by the key members of the editorial, design and production team and patient-aid projects, as well as outsourced labor cost in patient-aid projects. The travelling and accommodation expenses, including but not limited to the air-ticket expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other travelling expenses were incurred by the Company’s medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling and accommodation expenses are well budgeted before any agreements entered into by the Company and the customers. Therefore, such expenses are well covered by the customers under those agreements. The Company is not reimbursed by the customers separately.

Cost of revenue increased by $0.31 million, or 10.8%, to $3.15 million for the six months ended June 30, 2021 from $2.84 million for the same period of last year. The increase of cost of revenues was driven by increased labor costs for the patient-aid projects which caused an increase of employees of 37 headcount and outsource staff of 69 headcount.

Selling and marketing expenses

Selling and marketing expenses increased by $0.23 million, or 13.4%, to $1.96 million for the six months ended June 30, 2021 from $1.73 million for the same period of last year. The increase in selling and marketing expenses was mainly attributable to increase in salary and welfare expenses as a result of increase of sales staff during the six months ended June 30, 2021.

General and administrative expenses

General and administrative expenses increased by $0.63 million, or 38.7%, to $2.24 million for the six months ended June 30, 2021 from $1.61 million for the same period of last year. The increase in general and administrative expenses was mainly attributable to launch of patient management service focusing on the professional field of tumor and rare disease in May 2021 which resulted in an increase of rental expenses and an increase in salary and welfare expenses as we employed staff for our expansion of online courses and patient management services.

Income tax expenses

We had income tax expenses of $0.04 million for the six months ended June 30, 2021, as compared to $0.52 million for the six months ended June 30, 2020.

Current income tax expenses decreased by $0.16 million from $0.69 million for the six months ended June 30, 2020 to $0.53 million for the same period of 2021. The decrease was mainly because the Company generated taxable losses in certain subsidiaries for the six months ended June 30, 2021, which made profit taxable income for the same period of 2020.

Deferred income tax benefits increased from $0.17 million for the six months ended June 30, 2020 to $0.49 million for the same period of 2021. The change was mainly caused by an increase of net operating losses carried forwards arising from certain subsidiaries which made taxable profits for the six months ended June 30, 2021.

Net income

As a result of the foregoing, our net income decreased by $0.44 million, or 30.5%, to $1.00 million for the six months ended June 30, 2021 from $1.44 million for the same period of last year. The decrease in income before income taxes was primarily attributable to increased cost of revenues and operating expenses.

Taxation

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

Hong Kong

Zhongchao Group Limited (“Zhongchao HK”) is incorporated in Hong Kong and is subject to Hong Kong Profits Tax. Zhongchao HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Zhongchao HK is exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

PRC

Zhongchao WFOE, Zhongchao VIE, Shanghai Maidemu Cultural Communication Corp (“Shanghai Maidemu”) are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. Shanghai Zhongxun Medical Technology Co., Ltd. (“Shanghai Zhongxun”), Shanghai Zhongxin Medical Technology Co., Ltd (“Shanghai Zhongxin”), Shanghai Huijing Information Technology Co., Ltd. (“Shanghai Huijing”), Beijing Zhongchao Boya Medical Technology Co., Ltd. (“Beijing Boya”), Zhixun Internet Hospital (Liaoning) Co., Ltd. (“Liaoning Zhixun”), Zhongchao VIE Beijing Branch and Shanghai Zhongxun Beijing Branch qualify as Small and Low Profit Enterprises, and are subject to a preferential EIT of 10%.

Entities qualifying as Software Development Enterprises enjoy a preferential tax treatment of income tax exemption for the first two years, and 50% reduction of rate (i.e. 12.5%) for the next three years. Entities qualifying as High and New Technology Enterprises enjoy a preferential tax rate of 15%. Qualified as a Software Development Enterprise and a High and New Technology Enterprise, Zhongchao VIE received the preferential tax treatments from the year ended December 31, 2016, and was exempted from income taxes for the years ended December 31, 2016 and 2017, applied a preferential income tax rate of 12.5% for the years ended December 2018 through 2020, and a preferential income tax rate of 15% from the year ended December 31, 2021 and thereafter.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities is entitled to deduct 175% research and development expenses against income to reach a net operating income.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. The use of estimates is an integral component of the financial reporting process, though actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

-	Basis of presentation

The accompanying audited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

-	Principal of consolidation

The consolidated financial statements include the accounts of the Company, its wholly and majority owned subsidiaries, and consolidated VIE and its subsidiaries for which the Company is the primary beneficiary.

All transactions and balances among the Company, its subsidiaries and consolidated VIE have been eliminated upon consolidation.

-	Revenue recognition

The Company early adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2017.

In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract, by using expected cost plus margin approach, if the standalone selling price of each performance obligation is not observable.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied its performance obligation and has the unconditional right to payment.

Advances from customers consists of payments received related to unsatisfied performance obligations at the end of the period.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

Medical training and education services

Zhongchao VIE designs and provides both online and offline medical training and education courses to physicians and allied healthcare professionals (the “training and education services”). Zhongchao VIE identifies a single performance obligation from contracts for both offline and online medical training and education services. The Company recognizes revenue at the point of provision of services.

Offline medical training and education services courses – though customers can benefit from each service commitment, including design, production and presentation of medical courses, together with other readily available resources. The promises in the contracts with customers is integration of all of these service commitments. The Company concludes that these service commitments are highly dependent with each other, in the context of the contract term. Thus, these service commitments are not distinct from each other, and the Company combines all service commitments performed as a single performance obligation. In cases where the Company engages third party experts to provide presentation in medical courses, as the Company determines the contents and the participants, it has the ability to direct these experts to provide medical training services for the Company. Therefore, the Company is primarily responsible for fulfilling the promise to provide the medial courses and has the discretion in establishing the transaction price. The Company is a principal in the provision of services and recognizes revenues on a gross basis.

Online medical training and education services courses – the promises in the contracts with customers consist of provision of online courses and presentation of the courses online for users to access for a period of time. The performance obligation of presentation of the courses online for users for a period of time is immaterial in the context of the contract because presentation of each course incurred no significant additional cost, nor will it occupy any significant resources of the Company, except for little digital space on the Company’s server, which is inconsequential. Therefore, the Company combines all service commitments performed as a single performance obligation.

The fees are collected either in advance to provision of services or after the services. In cases where fees are collected in advance, the fees are recorded as “advance from customers” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the courses to its customers. The fees are non-refundable. In cases where fees are collected after the sales, revenue and accounts receivable are recognized upon delivery of medical training and education courses to the Company. The fees are fixed and determinable at the inception of the services.

New Plug-in to Certain Programs- Assistance in Patient-aid Projects

Commencing from the fourth quarter of 2018, in addition to providing training and education courses through our platforms, Zhongchao VIE has been engaged by certain customers on a project basis to establish individual columns on its MDMOOC online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Most of the drug treatments are cancer-related or rare disease-related. Zhongchao VIE establishes online columns to facilitate qualified patients to obtain free drug treatment from NFPs till the earlier of the expiration of contract period or the free drugs are completely delivered. For each column, Zhongchao VIE plugs in features to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information (such programs with new plug-in features are hereinafter referred as the “patient-aid projects”). Those customers are existing customers of Zhongchao VIE. They provide those drugs sponsored by pharmaceutical companies without charge to qualified patients and Zhongchao VIE charges those customers on its services in connection with the online columns and related training and management. The arrangements are structured as fixed price contracts. The price is determined as stated in contracts and does not include any variable consideration. Zhongchao VIE identifies a single performance obligation from contracts and recognizes revenue over a period of time during which Zhongchao VIE provides the assistance to the NFPs till the earlier of the expiration of contract period or the free drugs are completely delivered. Zhongchao VIE uses an input-based method to measure the progress, by reference to the cost incurred in performing the obligation.

The fees are fixed at the inception of the services and are collected either in advance to provision of services or after the services are provided.

Other consulting services

Zhongchao VIE also provides consulting services to its customers, including drafting research papers and other academic supports. The consulting services are accounted for as a single performance obligation and was recognized as revenue when Zhongchao VIE delivers services to the customers. Fees are generally collected after provision of services.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 2.9% and 2.5% respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, bank borrowings and equity financing.

During the six months ended June 30, 2021 and 2020, the Company generated net income of $1.00 million and $1.44 million, respectively.

On February 26, 2020, the Company consummated its initial public offering (“IPO”) of 3,000,000 Class A Ordinary Shares, par value $0.0001 per share. The Shares were sold at a price of $4.0 per share, generating gross proceeds to the Company of approximately $12 million. On February 28, 2020, the Company closed on the partial exercise in the over-allotment option to purchase an additional 315,000 Class A ordinary shares, par value $0.0001 per share, at the IPO price of $4.00 per share. As a result, the Company has raised an aggregated gross proceeds of approximately $13.26 million before underwriting discounts and commissions and offering expenses.

As of June 30, 2021 and December 31, 2020, we had cash and cash equivalents of $12.66 million and $15.07 million, and working capital of $25.54 million and $26.61 million, respectively. We intend to continue to use these funds to grow our business primarily by:

●	Strengthen brand awareness of MDMOOC and Sunshine Health School
●	Expand and enhancement of medical course content

●	Grow medical professional user community

●	Recruit more experienced editorial staff, and

●	Development of multiple revenues streams such as online bookstore and launch of patient management service on the professional field of tumor and rare diseases

Although we consolidate the results of the VIE and its subsidiaries, we do not hold equity interests in the VIE but only have access to cash balances or future earnings of the VIE and its subsidiaries through the VIE Arrangements with the VIE.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to us as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds we received from the IPO and over-allotment, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that a substantial majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Cash Flows

The following table sets forth a summary of our cash flows for the six months ended June 30, 2021 and 2020.

	For the Six Months Ended June 30,
	2021	2020
	(unaudited)	(unaudited)
Net Cash Provided by (Used in) Operating Activities	1,613,995	(2,372,501)
Net Cash Used in Investing Activities	(4,103,243)	(140,388)
Net Cash Provided by Financing Activities	-	11,497,654
Effect of exchange rate changes on cash and cash equivalents	80,693	(104,265)
Net (decrease) increase in cash and cash equivalents	(2,408,555)	8,880,500
Cash and cash equivalents at beginning of period	15,072,947	7,832,552
Cash and cash equivalents at end of period	$12,664,392	$16,713,052

Operating activities

Net cash provided by operating activities was $1.61 million for the six months ended June 30, 2021, mainly derived from (i) net income of $1.00 million for the six months adjusted for noncash write-off of uncollectible accounts receivable of $0.32 million, (ii) net changes in our operating assets and liabilities, principally due a) a decrease in prepayments of $0.42 million because we made less prepayments as of June 30, 2021 and b) an increase in income tax payable of $0.47 million because our profit making subsidiaries generated increased income tax payable, and c) partially off-set by an increase in accounts receivable of $0.30 million as a result of increase in revenues for the six months ended June 30, 2021.

Net cash used in operating activities was $2.37 million for the six months ended June 30, 2020, mainly derived from (i) net income of $1.44 million for the six months adjusted for noncash write-off of uncollectible accounts receivable of $0.21 million and deferred tax income of $0.17 million, (ii) net changes in our operating assets and liabilities, principally due a) an increase in accounts receivable of $3.67 million because our NFP customers delayed payments to us, b) an increase in other current assets of $0.79 million was we incurred prepayments in advertising expenses, and c) partially off-set by an increase in income tax payable because we made increasing operating income.

Investing activities

Net cash used in investing activities was $4.10 million for the six months ended June 30, 2021, which was mainly used for acquisition of property and equipment of $1.87 million, investments in short-term investments of $0.84 million and loans made to a third party of $1.39 million.

Net cash used in investing activities was $0.14 million for the six months ended June 30, 2020, which was mainly used for acquisition of property and equipment.

Financing activities

We did not have cash flows from financing activities for the six months ended June 30, 2021.

Net cash provided by financing activities was $11.50 million for the six months ended June 30, 2020, which was mainly provided by net proceeds from initial public offering in February 2020.

Holding Company Structure

Zhongchao Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, Beijing Zhongchao Zhongxing Technology Limited,(“Zhongchao WFOE”) , Zhongchao Medical Technology (Shanghai) Corp. (“Zhongchao VIE”) and its subsidiaries in China. As a result, Zhongchao Inc.’s ability to pay dividends depends upon dividends paid by Zhongchao WFOE , Zhongchao VIE and its subsidiaries. If Zhongchao WFOE, Zhongchao VIE and its subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Zhongchao WFOE in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of Zhongchao WFOE and Zhongchao VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, Zhongchao WFOE in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and Zhongchao VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Zhongchao WFOE and Zhongchao VIE not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and development, Patents and License, etc.

Research and development expenses consist primarily of salary and welfare expenses for IT department employees who work for development of the Company’s platform and database, and software and related intellectual property expenses which was used to develop an extensive library of licensed content and medical database.

Our research and development expenses were $0.42 million and $0.40 million for the six months ended June 30, 2021 and 2020, respectively.

We are continued to commit to work on the development and maintenance in our platform and database as we intend to provide professionals and consumers with Internet-based access to our courses and education software and enhance the consumer experience.

D.	Trend information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.	Safe Harbor

See “Forward-looking Statement.”